03007868

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Champion Natural Health.com Inc

*CURRENT ADDRESS 7 Bishop Avenue
Suite 404
Willowdale, Ontario
M2M 4J4

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 4485 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	✓
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 3/31/03

82-4465

RECEIVED

MAR 1 0 2003

OFFICE OF INTERNATIONAL CORPORATE FINANCE — CORPORATION FINANCE

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders of **CHAMPION NATURAL HEALTH.COM INC.** (the "Company") will be held at 1 First Canadian Place, Suite 7210, Toronto, Ontario, on Monday, the 30th day of September, 2002, at the hour of 2:00 o'clock in the afternoon (Toronto time) for the purpose of:

(a) receiving the Company's 2002 Annual Report containing the financial statements for the year ended March 31, 2002, and the report of the auditor thereon;

(b) electing directors;

(c) appointing auditors and authorizing the directors to fix his remuneration;

(d) considering and, if deemed advisable, passing, with or without variation, a resolution authorizing the Company to enter into private placement agreements with arm's length subscribers or arm's length creditors during the ensuing twelve month period; and

(e) transacting such further and other business as may properly come before the meeting or any adjournment thereof.

A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Company's transfer agent and registrar Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3 not later than 4:30 p.m. (Toronto time) on Thursday, September 26, 2002 or, if the meeting is adjourned, not later than 48 hours, excluding Saturdays and holidays, preceding the time of such adjourned meeting.

Shareholders who are unable to attend the meeting in person, are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED this 26th day of August, 2002.

BY ORDER OF THE BOARD

(Signed)
Larry Melnick, President

CHAMPION NATURAL HEALTH.COM INC.

INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

JUNE 30, 2002

CHAMPION NATURAL HEALTH.COM INC.

JUNE 30, 2002

CONTENTS

CHAMPION NATURAL HEALTH.COM INC.

INTERIM BALANCE SHEET
(Unaudited - Prepared by Management)

ASSETS

	June 30 2002	March 31 2001
CURRENT		
Cash and cash equivalents	$ 115,821	$ 196,535
Sundry receivable	1,930	1,108
Mortgage receivable	19,552	19,937
	137,303	217,580
MORTGAGE RECEIVABLE	95,000	95,000
INTANGIBLE ASSETS	437,500	475,000
PROPERTY, PLANT AND EQUIPMENT	100,089	101,356
	$ 769,892	$ 888,936

LIABILITIES

	June 30 2002	March 31 2001
CURRENT		
Accounts payable and accrued liabilities (Note 3)	$ 23,806	$ 16,275
Loans payable	77,515	141,715
Mortgage payable	15,207	15,207
	116,528	173,197

SHAREHOLDERS' EQUITY

	June 30 2002	March 31 2001
CAPITAL STOCK	3,154,902	3,154,902
CONTRIBUTED SURPLUS	10,211	10,211
DEFICIT	(2,511,749)	(2,449,374)
	653,364	715,739
	$ 769,892	$ 888,936

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

INTERIM STATEMENT OF LOSS AND DEFICIT
(Unaudited - Prepared by Management)

	For the Three Months Ended June 30 2002	2001
REVENUE		
Rent	$ -	$ 961
Interest	2,817	5,511
	2,817	6,472
EXPENSES		
Officers' remuneration	6,000	6,000
Shareholders' information	841	-
Professional fees	10,089	1,000
General	6,588	367
Transfer agent's fees and expenses	990	1,083
Maintenance fees	1,567	525
Interest	350	1,628
Rental	-	561
Amortization	38,767	14,013
	-	-
	65,192	25,177
LOSS BEFORE THE FOLLOWING	(62,375)	(18,705)
OTHER REVENUE AND EXPENSES		
Amortization of excess cost of acquisition	-	(35,000)
NET LOSS FOR THE PERIOD	(62,375)	(53,705)
DEFICIT, beginning of period	(2,449,374)	(827,619)
DEFICIT, end of period	$ (2,511,749)	$ (881,324)
LOSS PER BASIC AND FULLY DILUTED SHARE	$ (0.01)	$ (0.01)

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

INTERIM STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

	For the Three Months Ended June 30 2002	2001
OPERATING ACTIVITIES		
Net loss for the period	$ (62,375)	$ (53,705)
Amortization	38,767	14,013
Amortization of excess cost of acquisition	-	35,000
	(23,608)	(4,692)
Change in non-cash components of working capital		
Sundry receivable	(822)	(4,526)
Accounts payable and accrued liabilities	7,531	6,474
	6,709	1,948
	(16,899)	(2,744)
INVESTING ACTIVITY		
Mortgage receivable	385	723
FINANCING ACTIVITY		
Mortgage payable	-	(784)
Loans payable	(64,200)	-
	(64,200)	(784)
CHANGE IN CASH AND CASH EQUIVALENTS	(80,714)	(2,805)
CASH AND CASH EQUIVALENTS, beginning of period	196,535	387,675
CASH AND CASH EQUIVALENTS, end of period	$ 115,821	$ 384,870
SUPPLEMENTARY INFORMATION		
Interest paid	$ -	$ 1,628

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

JUNE 30, 2002

1. DESCRIPTION OF BUSINESS

The company is currently an investment-holding company with investments in natural health industry.

2. BASIS OF PRESENTATION

These interim consolidated financial statements should be read in conjunction with the financial statements for the Company's most recently completed fiscal year ended March 31, 2002. They do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian general accepted accounting principles. They have been prepared using the same accounting policies, and methods as those used in the March 31, 2002 accounts.

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

(a) Loans payable to an officer and directors are due on demand and consist of the following:

	June 30 2002	March 31 2002
(i) Non-interest bearing	$ 15	$ 15
(ii) Bearing interest at rates varying between Nil and 4%	77,500	141,700
	77,515	141,715
Less: Current portion	77,515	141,715
	$ -	$ -

(b) Accounts payable and accrued liabilities include $2000 (March 31, 2002 - $Nil) in accrued salary to an officer.

CHAMPION NATURAL HEALTH.COM INC.

INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

SEPTEMBER 30, 2002

CHAMPION NATURAL HEALTH.COM INC.

INTERIM BALANCE SHEETS
(Unaudited - Prepared by Management)

ASSETS

	September 30 2002	March 31 2002
CURRENT		
Cash and cash equivalents	$ 60,159	$ 196,535
Sundry receivable	1,193	1,108
Mortgage receivable	19,159	19,937
	80,511	217,580
MORTGAGE RECEIVABLE	95,000	95,000
INTANGIBLE ASSETS	400,000	475,000
PROPERTY, PLANT AND EQUIPMENT	98,822	101,356
	$ 674,333	$ 888,936

LIABILITIES

	September 30 2002	March 31 2002
CURRENT		
Accounts payable and accrued liabilities	$ 14,468	$ 16,275
Loans payable (Note 3)	66,109	141,715
Mortgage payable	15,207	15,207
	$ 95,784	$ 173,197

SHAREHOLDERS' EQUITY

	September 30 2002	March 31 2002
CAPITAL STOCK	3,154,902	3,154,902
CONTRIBUTED SURPLUS	10,211	10,211
DEFICIT	(2,586,564)	(2,449,374)
	578,549	715,739
	$ 674,333	$ 888,936

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

INTERIM STATEMENT OF LOSS AND DEFICIT
(Unaudited - Prepared by Management)

	For The Three Months Ended September 30		For the Six Months Ended September 30	
	2002	2001	2002	2001
INCOME				
Rent	$ -	$ 1,534	$ -	$ 2,495
Interest	3,845	5,130	6,662	10,641
	3,845	6,664	6,662	13,136
EXPENSES				
Officers' remuneration	9,000	6,000	15,000	12,000
Shareholders' information	12,606	16,956	13,447	16,956
Professional fees	2,310	2,808	12,399	3,808
General	9,926	6,284	16,514	6,651
Transfer agent's fees and expenses	4,555	6,106	5,545	7,189
Maintenance fees	1,557	1,419	3,124	1,944
Interest	(61)	1,366	289	2,994
Rental	-	-	-	561
Amortization	38,767	13,653	77,534	27,666
	78,660	54,592	143,852	79,769
LOSS BEFORE THE FOLLOWING	(74,815)	(47,928)	(137,190)	(66,633)
OTHER REVENUE AND EXPENSES				
Write-off of gaming assets	-	(968,750)	-	(968,750)
Loss on sale of rental real estate	-	(1,444)	-	(1,444)
Amortization of excess cost of acquisition	-	(35,000)	-	(70,000)
NET LOSS FOR THE PERIOD	(74,815)	(1,053,122)	(137,190)	(1,106,827)
DEFICIT, beginning of period	(2,511,749)	(881,324)	(2,449,374)	(827,619)
DEFICIT, end of period	$(2,586,564)	$(1,934,446)	$(2,586,564)	$(1,934,446)
LOSS PER BASIC AND FULLY DILUTED SHARE	$(0.01)	$(0.12)	$(0.02)	$(0.15)

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

INTERIM STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

	For The Three Months Ended September 30		For the Six Months Ended September 30	
	2002	2001	2002	2001
OPERATING ACTIVITIES				
Net loss for the period	$(74,815)	$(1,053,122)	$(137,190)	$(1,106,827)
Loss on sale of rental real estate	-	1,444	-	1,444
Write-off of gaming assets	-	968,750	-	968,750
Amortization	38,767	13,653	77,534	27,666
Amortization of excess cost of acquisition	-	35,000	-	70,000
	(36,048)	(34,275)	(59,656)	(38,967)
Change in non-cash components of working capital				
Sundry receivable	737	4,543	(85)	17
Accounts payable and accrued liabilities	(9,338)	6,738	(1,807)	13,212
	(8,601)	11,281	(1,892)	13,229
	(44,649)	(22,994)	(61,548)	(25,738)
INVESTING ACTIVITY				
Mortgages receivable	393	740	778	1,463
FINANCING ACTIVITIES				
Mortgage payable	-	(530)	-	(1,314)
Loans payable	(11,406)	(7,155)	(75,606)	(7,155)
	(11,406)	(7,685)	(75,606)	(8,469)
CHANGE IN CASH AND CASH EQUIVALENTS	(55,662)	(29,939)	(136,376)	(32,744)
CASH AND CASH EQUIVALENTS, beginning of period	115,821	384,870	196,535	387,675
CASH AND CASH EQUIVALENTS, end of period	$ 60,159	$354,931	$ 60,159	$354,931
SUPPLEMENTARY INFORMATION				
Interest paid	$ 1,394	$ 1,366	$ 1,394	$ 2,994

See accompanying notes to financial statements.

EQUITY
TRANSFER SERVICES INC.

August 26, 2002

Dear Sir or Madam:

RE: CHAMPION NATURAL HEALTH.COM INC

We are pleased to confirm that copies of the following materials were mailed to shareholders on August 26, 2002.

1. Proxy

2. Notice of Annual and Special Meeting of Shareholders, Letter to Shareholders, Information Circular, Audited Financial Statements for the years ended March 31, 2002 and 2001 and Financial Statements for the three months ended June 30, 2002

3. Supplemental Mailing List Request Form

4. Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Mark Myers"

Per: Mark Myers
Manager, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

CHAMPION NATURAL HEALTH.COM INC.

INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

SEPTEMBER 30, 2002

CHAMPION NATURAL HEALTH.COM INC.

INTERIM BALANCE SHEETS
(Unaudited - Prepared by Management)

	September 30 2002	March 31 2002
ASSETS		
CURRENT		
Cash and cash equivalents	$ 60,159	$ 196,535
Sundry receivable	1,193	1,108
Mortgage receivable	19,159	19,937
	80,511	217,580
MORTGAGE RECEIVABLE	95,000	95,000
INTANGIBLE ASSETS	400,000	475,000
PROPERTY, PLANT AND EQUIPMENT	98,822	101,356
	$ 674,333	$ 888,936
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 14,468	$ 16,275
Loans payable (Note 3)	66,109	141,715
Mortgage payable	15,207	15,207
	$ 95,784	$ 173,197
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	3,154,902	3,154,902
CONTRIBUTED SURPLUS	10,211	10,211
DEFICIT	(2,586,564)	(2,449,374)
	578,549	715,739
	$ 674,333	$ 888,936

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

INTERIM STATEMENT OF LOSS AND DEFICIT
(Unaudited - Prepared by Management)

	For The Three Months Ended September 30 2002	For The Three Months Ended September 30 2001	For the Six Months Ended September 30 2002	For the Six Months Ended September 30 2001
INCOME				
Rent	$ -	$ 1,534	$ -	$ 2,495
Interest	3,845	5,130	6,662	10,641
	3,845	6,664	6,662	13,136
EXPENSES				
Officers' remuneration	9,000	6,000	15,000	12,000
Shareholders' information	12,606	16,956	13,447	16,956
Professional fees	2,310	2,808	12,399	3,808
General	9,926	6,284	16,514	6,651
Transfer agent's fees and expenses	4,555	6,106	5,545	7,189
Maintenance fees	1,557	1,419	3,124	1,944
Interest	(61)	1,366	289	2,994
Rental	-	-	-	561
Amortization	38,767	13,653	77,534	27,666
	78,660	54,592	143,852	79,769
LOSS BEFORE THE FOLLOWING	(74,815)	(47,928)	(137,190)	(66,633)
OTHER REVENUE AND EXPENSES				
Write-off of gaming assets	-	(968,750)	-	(968,750)
Loss on sale of rental real estate	-	(1,444)	-	(1,444)
Amortization of excess cost of acquisition	-	(35,000)	-	(70,000)
NET LOSS FOR THE PERIOD	(74,815)	(1,053,122)	(137,190)	(1,106,827)
DEFICIT, beginning of period	(2,511,749)	(881,324)	(2,449,374)	(827,619)
DEFICIT, end of period	$(2,586,564)	$(1,934,446)	$(2,586,564)	$(1,934,446)
LOSS PER BASIC AND FULLY DILUTED SHARE	$(0.01)	$(0.12)	$(0.02)	$(0.15)

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

INTERIM STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

	For The Three Months Ended September 30 2002	For The Three Months Ended September 30 2001	For the Six Months Ended September 30 2002	For the Six Months Ended September 30 2001
OPERATING ACTIVITIES				
Net loss for the period	$(74,815)	$(1,053,122)	$(137,190)	$(1,106,827)
Loss on sale of rental real estate	-	1,444	-	1,444
Write-off of gaming assets	-	968,750	-	968,750
Amortization	38,767	13,653	77,534	27,666
Amortization of excess cost of acquisition	-	35,000	-	70,000
	(36,048)	(34,275)	(59,656)	(38,967)
Change in non-cash components of working capital				
Sundry receivable	737	4,543	(85)	17
Accounts payable and accrued liabilities	(9,338)	6,738	(1,807)	13,212
	(8,601)	11,281	(1,892)	13,229
	(44,649)	(22,994)	(61,548)	(25,738)
INVESTING ACTIVITY				
Mortgages receivable	393	740	778	1,463
FINANCING ACTIVITIES				
Mortgage payable	-	(530)	-	(1,314)
Loans payable	(11,406)	(7,155)	(75,606)	(7,155)
	(11,406)	(7,685)	(75,606)	(8,469)
CHANGE IN CASH AND CASH EQUIVALENTS	(55,662)	(29,939)	(136,376)	(32,744)
CASH AND CASH EQUIVALENTS, beginning of period	115,821	384,870	196,535	387,675
CASH AND CASH EQUIVALENTS, end of period	$ 60,159	$354,931	$ 60,159	$354,931
SUPPLEMENTARY INFORMATION				
Interest paid	$ 1,394	$ 1,366	$ 1,394	$ 2,994

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

SEPTEMBER 30, 2002

1. DESCRIPTION OF BUSINESS

The Company is currently an investment-holding company with investments in natural health industry.

2. BASIS OF PRESENTATION

These interim financial statements should be read in conjunction with the financial statements for the Company's most recently completed fiscal year ended March 31, 2002. They do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. They have been prepared using the same accounting policies and methods as those used in the March 31, 2002 accounts.

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

Loans payable to an officer and directors are due on demand and consist of the following:

		September 30 2002	March 31 2002
(i)	non-interest bearing	15	15
(ii)	bearing interest at rates varying between nil and 4%	66,094	141,700
		66,109	141,715
	Less: Current portion	66,109	141,715
		$ -	$ -

EQUITY
TRANSFER
SERVICES INC.

Dear Sir or Madam:

RE: **CHAMPION NATURAL HEALTH.COM INC**

We are pleased to confirm that copies of the following materials were mailed to shareholders on November 21, 2002.

2nd Quarter Interim Financial Statements September 30, 2002

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Luisa Roberto"

Per: Luisa Roberto
Senior Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

CHAMPION NATURAL HEALTH.COM INC.

INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

DECEMBER 31, 2002

CHAMPION NATURAL HEALTH.COM INC.

INTERIM BALANCE SHEET
(Unaudited - Prepared by Management)

ASSETS

	December 31 2002	March 31 2001
CURRENT		
Cash and cash equivalents	$ 23,261	$ 196,535
Sundry receivable	622	1,108
Mortgage receivable	-	19,937
	23,883	217,580
MORTGAGE RECEIVABLE	95,000	95,000
INTANGIBLE ASSETS (Note 4)	225,000	475,000
PROPERTY, PLANT AND EQUIPMENT	97,555	101,356
	$ 441,438	$ 888,936

LIABILITIES

	December 31 2002	March 31 2001
CURRENT		
Accounts payable and accrued liabilities	$ 8,322	$ 16,275
Loans payable (Note 3)	63,109	141,715
Mortgage payable	-	15,207
	71,431	173,197

SHAREHOLDERS' EQUITY

	December 31 2002	March 31 2001
CAPITAL STOCK	3,154,902	3,154,902
CONTRIBUTED SURPLUS	10,211	10,211
DEFICIT	(2,795,106)	(2,449,374)
	370,007	715,739
	$ 441,438	$ 888,936

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

INTERIM STATEMENT OF LOSS AND DEFICIT
(Unaudited - Prepared by Management)

	For the Three Months Ended December 31 2002	For the Three Months Ended December 31 2001	For the Nine Months Ended December 31 2002	For the Nine Months Ended December 31 2001
INCOME				
Rent	$ -	$ 320	$ -	$ 2,815
Interest	3,007	4,391	9,669	15,032
	3,007	4,711	9,669	17,847
EXPENSES				
Office remuneration	9,000	6,000	24,000	18,000
Shareholders' information	14,435	1,143	27,882	18,099
Professional fees	2,933	3,383	15,332	7,191
General	6,359	4,460	22,873	11,111
Transfer agent's fees and expenses	1,175	1,433	6,720	8,622
Maintenance fees	1,052	735	4,176	2,679
Interest	328	1,227	617	4,221
Rental	-	-	-	561
Consulting fees	-	15,000	-	15,000
Amotization (Note 4)	1,267	13,834	78,801	41,500
	36,549	47,215	180,401	126,984
LOSS BEFORE THE FOLLOWING	(33,542)	(42,504)	(170,732)	(109,137)
OTHER REVENUE AND EXPENSES				
Write-off of intangible assets	175,000	-	175,000	-
Write-off of gaming assets	-	-	-	(968,750)
Loss on sale of rental real estate	-	-	-	(1,444)
Amortization of excess cost of acqusition	-	(35,000)	-	(105,000)
	175,000	(35,000)	175,000	(1,075,194)
NET LOSS FOR THE PERIOD	(208,542)	(77,504)	(345,732)	(1,184,331)
DEFICIT, beginning of period	(2,586,564)	(1,934,446)	(2,449,374)	(827,619)
DEFICIT, end of period	$ (2,795,106)	$ (2,011,950)	$ (2,795,106)	$ (2,011,950)
LOSS PER BASIC AND FULLY DILUTED SHARE	$ (0.02)	$ (0.01)	$ (0.04)	$ (0.15)

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

INTERIM STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

	For the Three Months Ended December 31 2002	For the Three Months Ended December 31 2001	For the Nine Months Ended December 31 2002	For the Nine Months Ended December 31 2001
OPERATING ACTIVITIES				
Net loss for the period	$ (208,542)	$ (77,504)	$ (345,732)	$ (1,184,331)
Loss on sale of rental real estate	-	-	-	1,444
Write-off of intangible assets	175,000	-	175,000	-
Write-off of gaining assets	-	-	-	968,750
Amortization	1,267	13,834	78,801	41,500
Amortization of excess cost of acquisition	-	35,000	-	105,000
	(32,275)	(28,670)	(91,931)	(67,637)
Changes in non-cash components of working capital				
Sundry receivable	571	7,958	486	7,975
Accounts payable and accrued liabilities	(6,146)	(29,941)	(7,953)	(16,729)
	(5,575)	(21,983)	(7,467)	(8,754)
	(37,850)	(50,653)	(99,398)	(76,391)
INVESTING ACTIVITY				
Mortgage receivable	-	(95,000)	-	(95,000)
Mortgages receivable	19,159	757	19,937	2,220
	19,159	(94,243)	19,937	(92,780)
FINANCING ACTIVITY				
Mortgage payable	(15,207)	(542)	(15,207)	(1,856)
Loans payable	(3,000)	(10,205)	(78,606)	(17,360)
	(18,207)	(10,747)	(93,813)	(19,216)
CHANGE IN CASH AND CASH EQUIVALENTS	(36,898)	(155,643)	(173,274)	(188,387)
CASH AND CASH EQUIVALENTS, beginning of period	60,159	354,931	196,535	387,675
CHANGES IN CASH BEING CASH, end of period	$ 23,261	$ 199,288	$ 23,261	$ 199,288
SUPPLEMENTARY CASH FLOW INFORMATION				
Interest paid	$ 15	$ 1,227	$ 1,409	$ 4,221

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

DECEMBER 31, 2002

1. DESCRIPTION OF BUSINESS

The Company is currently an investment-holding company with investments in natural health industry.

2. BASIS OF PRESENTATION

These interim financial statements should be read in conjunction with the financial statements for the Company's most recently completed fiscal year ended March 31, 2002. They do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian general accepted accounting principles. They have been prepared using the same accounting policies, and methods as those used in the March 31, 2002 accounts.

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

(a) Loans payable to an office and directors are due on demand and consist of the following:

	December 31 2002	March 31 2001
(i) non-interest bearing	15	15
(ii) bearing interest at rates varying between nil and 4%	63,094	141,700
	63,109	141,715
Less: Current portion	63,109	141,715
	$ -	$ -

4. INTANGIBLE ASSETS

License

The audio/video software license which the Company was planning to utilize in the natural health business has been written-off in the third quarter because management has determined that there are better systems and services available on the internet at an inexpensive cost compared to upgrading the Company's audio/video software.

EQUITY
TRANSFER SERVICES INC.

February 26, 2003

Dear Sir or Madam:

RE: **CHAMPION NATURAL HEALTH.COM INC**

We are pleased to confirm that copies of the following materials were mailed to shareholders on February 26, 2003.

Third Quarter Financial Statements for the period ended December 31, 2002.

Yours Truly,
EQUITY TRANSFER SERVICES INC

Per: Jennifer Tan
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

PROXY FOR USE BY HOLDERS OF SUBORDINATE VOTING SHARES AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF CHAMPION NATURAL HEALTH.COM INC. TO BE HELD ON SEPTEMBER 30, 2002 SOLICITED ON BEHALF OF MANAGEMENT

The undersigned hereby appoints Larry Melnick, President and Secretary-Treasurer, whom failing, Sophie Melnick, director, or instead of either of them, _______________, as nominee of the undersigned, with the power of substitution, to attend, vote and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Company to be held on **September 30, 2002,** and at any adjournments thereof, and without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as indicated on the reverse side hereof.

This proxy will be voted or withheld from being voted in accordance with the instructions specified. **WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO ON THE REVERSE SIDE HEREOF.**

THIS PROXY CONFERS AUTHORITY FOR THE ABOVE NAMED TO VOTE IN HIS DISCRETION WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS PROXY AND ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING, OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED.

If this proxy is not dated, it will be deemed to be dated on the date upon which it is mailed by the Company.

DATED this   day of   , 2002.

____

Signature of Shareholder

1. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the election of management's nominees for directors.

☐ VOTE FOR ☐ WITHHOLD VOTE

2. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the appointment of Kraft Rothman Berger Grill Shwartz Cohen & March LLP, Chartered Accountants, as auditors of the Company and the authorization of the directors to fix the auditors' remuneration.

☐ VOTE FOR ☐ WITHHOLD VOTE

3. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the authorization of the Company to enter into private placement agreements with arm's length subscribers or arm's length creditors during the ensuing twelve month period.

☐ VOTE FOR ☐ VOTE AGAINST

EQUITY
TRANSFER SERVICES INC.

August 26, 2002

Dear Sir or Madam:

RE: **CHAMPION NATURAL HEALTH.COM INC**

We are pleased to confirm that copies of the following materials were mailed to shareholders on August 26, 2002.

1. Proxy
2. Notice of Annual and Special Meeting of Shareholders, Letter to Shareholders, Information Circular, Audited Financial Statements for the years ended March 31, 2002 and 2001 and Financial Statements for the three months ended June 30, 2002
3. Supplemental Mailing List Request Form
4. Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Mark Myers"

Per: Mark Myers
Manager, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

CHAMPION NATURAL HEALTH.COM INC.

7 Bishop Avenue
Suite 404
Willowdale, Ontario
M2M 4J4

PROXY FOR USE BY HOLDERS OF SUBORDINATE VOTING SHARES AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF CHAMPION NATURAL HEALTH.COM INC. TO BE HELD ON SEPTEMBER 28, 2001 SOLICITED ON BEHALF OF MANAGEMENT

The undersigned hereby appoints Larry Melnick, President and Secretary-Treasurer, whom failing, Sophie Melnick, director, or instead of either of them, ____________________, as nominee of the undersigned, with the power of substitution, to attend, vote and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Company to be held on **September 28, 2001**, and at any adjournments thereof, and without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as indicated on the reverse side hereof.

This proxy will be voted or withheld from being voted in accordance with the instructions specified. **WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO ON THE REVERSE SIDE HEREOF.**

THIS PROXY CONFERS AUTHORITY FOR THE ABOVE NAMED TO VOTE IN HIS DISCRETION WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS PROXY AND ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING, OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED.

If this proxy is not dated, it will be deemed to be dated on the date upon which it is mailed by the Company.

DATED this day of , 2001.

____
Signature of Shareholder

1. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the election of management's nominees for directors.

☐ VOTE FOR ☐ WITHHOLD VOTE

2. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) confirming the appointment by the board of directors of and appointing Kraft Rothman Berger Grill Shwartz Cohen & March LLP, Chartered Accountants, as auditors of the Company and authorizing the directors to fix the auditors' remuneration.

☐ VOTE FOR ☐ WITHHOLD VOTE

3. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the authorization of the Company to enter into private placement agreements with arm's length subscribers or arm's length creditors during the ensuing twelve month period.

☐ VOTE FOR ☐ VOTE AGAINST

4. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the approval of a resolution of the directors of the Company amending the Company's stock option plan.

☐ VOTE FOR ☐ VOTE AGAINST

EQUITY
TRANSFER SERVICES INC.

August 24, 2001

Dear Sir or Madam:

RE: **CHAMPION NATURAL HEALTH.COM INC**

We are pleased to confirm that copies of the following materials were mailed to shareholders on August 24, 2001.

1. Proxy

2. Notice of Annual and Special Meeting of Shareholders, Letter to Shareholders, Information Circular, Audited Financial Statements for the years ended March 31, 2001 and 2000 and Financial Statements for the three months ended June 30, 2001

3. Supplemental Mailing List Request Form

4. Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Luisa Roberto"

Per: Luisa Roberto
Senior Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

CHAMPION NATURAL HEALTH.COM INC.
(formerly Champion Gold Resources Inc.)
7 Bishop Avenue
Suite 404
Willowdale, Ontario
M2M 4J4

PROXY FOR USE BY HOLDERS OF SUBORDINATE VOTING SHARES AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF CHAMPION NATURAL HEALTH.COM INC. TO BE HELD ON AUGUST 31, 2000 SOLICITED ON BEHALF OF MANAGEMENT

The undersigned hereby appoints Larry Melnick, President and Secretary-Treasurer, whom failing, Sophie Melnick, director, or instead of either of them, _______________, as nominee of the undersigned, with the power of substitution, to attend, vote and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Company to be held on **August 31, 2000,** and at any adjournments thereof, and without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as indicated on the reverse side hereof.

This proxy will be voted or withheld from being voted in accordance with the instructions specified. **WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO ON THE REVERSE SIDE HEREOF.**

THIS PROXY CONFERS AUTHORITY FOR THE ABOVE NAMED TO VOTE IN HIS DISCRETION WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS PROXY AND ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING, OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED.

If this proxy is not dated, it will be deemed to be dated on the date upon which it is mailed by the Company.

DATED this day of , 2000.

____
Signature of Shareholder

1. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the election of management's nominees for directors.

☐ VOTE FOR ☐ WITHHOLD VOTE

2. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the appointment of Mr. Jack L. Segal, Chartered Accountant, as auditor of the Company and the authorization of the directors to fix his remuneration.

☐ VOTE FOR ☐ WITHHOLD VOTE

3. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the authorization of the Company to enter into private placement agreements with arm's length subscribers or arm's length creditors during the ensuing twelve month period.

☐ VOTE FOR ☐ VOTE AGAINST

Equity Transfer Services Inc.

Richmond Adelaide Centre
Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3

TRANSFER AGENT & REGISTRAR

Tel: (416) 361-0152 Fax: (416) 361-0470

August 1, 2000

Dear Sirs:

Re: Champion Gold Resources Inc.

This will confirm that copies of the following listed items were mailed to shareholders on August 1, 2000.

Proxy
Notice of Annual and Special Meeting of Shareholders, Letter to Shareholders, Information Circular, and Financial Statements
Supplemental Mailing List Request Form
Letter of Transmittal
Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC.

(signed)

Per: Rosa Vieira
Officer, Client Services